UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __________ )*

Generation Hemp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37149E103

(CUSIP Number)

Amitabha Banerjee
Cadila Pharmaceuticals Ltd
Sarkhei - Dholka Road
Bhat, Ahmedabad - 382 210
Gujarat, INDIA

With a copy to
Lawrence R. Bard, Esq.
Shulman Rogers
12505 Park Potomac Avenue , 6th Floor
301-945-9242

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. l3d-l (e), 240.13d-1 (f) or 240. 13 d-1 (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Satellite Overseas (Holdings) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man, UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,263,144 (See Item 5)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
26,263,144 (See Item 5)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,263,144 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Computed on the basis of 110,451,684 which, the Reporting Persons have been advised by the Company, is the number of shares of Common Stock outstanding on September 8, 2021.

1	NAMES OF REPORTING PERSONS
Cadila Pharmaceuticals, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,263,144 (See Item 5)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
26,263,144 (See Item 5)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,263,144 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Computed on the basis of 11 0,451,684 which, the Reporting Persons have been advised by the Company, is the number of shares of Common Stock outstanding on September 8, 2021.

1	NAMES OF REPORTING PERSONS
IRM Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,263,144 (See Item 5)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
26,263,144 (See Item 5)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,263,144 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Computed on the basis of 110,451,684 which, the Reporting Persons have been advised by the Company, is the number of shares of Common Stock outstanding on September 8, 2021.

1	NAMES OF REPORTING PERSONS
Dr. Rajiv I. Modi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
26,263,144 (See Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
26,263,144 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,263,144 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Computed on the basis of 110,451,684 which, the Reporting Persons have been advised by the Company, is the number of shares of Common Stock outstanding on September 8, 2021.

1	NAMES OF REPORTING PERSONS
Amitabha Banerjee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
26,263,144 (See Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
26,263,144 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,263,144 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Computed on the basis of 110,451,684 which, the Reporting Persons have been advised by the Company, is the number of shares of Common Stock outstanding on September 8, 2021.

lntroductory Statement

This Statement on Schedule 13D is filed with respect to 26,263,144 shares (the "Shares") of the Common Stock, no par value, of Generation Hemp, Inc . (the "Company") held by Satellite Overseas (Holdings) Limited ("SOHL" ). SOHL is a wholly owned subsidiary of Cadila Pharmaceuticals Ltd ("Cadila"). Cadila and SOHL are referred to herein collectively as the "Cadila Entities." Cadila is owned by the IRM Trust. Rajiv I. Modi, Ph. D. ("Dr. Modi") and Amitabha Banerjee ("Mr. Banerjee") are the trustees of the IRM Trust. As trustees of the IRM Trust, Dr. Modi and Mr. Banerjee have shared voting and dispositive power with respect to these shares. The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Cadila Entities and not included below is set forth in Annex A hereto.

Item 1.	Security and Issuer.

The name of the subject company is Generation Hemp, Inc., and the address of its principal executive office is 8533 Midway Road, Dallas, Texas 75209.

The class of securities to which this Statement relates is the common stock of the Company, no par value ("Common Stock").

Item 2.	Identity and Background.

a.	Name
This Statement is filed by the Cadila Entities, by the IRM Trust and by Dr. Modi and Mr. Banerjee (all as defined and described above in the Introductory Statement), who, as the trustees of the IRM Trust share voting and dispositive power with respect to the Shares.

b.	Residence or Business Address
Dr. Modi's business address is, and the principal offices of the Cadila Entities are, located at Dholka Road, Bhat, Ahmedabad - 382 210, Gujarat, INDIA. The address of the IRM Trust is l3, Sanjiv Baug, New Sharda Mandir Road, Paldi, Ahmedabad, Gujarat, India - 380007 and Mr. Banerjee's address is A 902, Prestige Tower, Off.. Judges Bunglow Road, Yastrapur, Ahmedabad, Gujarat, India-380015.

c.	Occupation
Dr. Modi's principal occupation is acting as Chairman and Managing Director of Cadila Pharmaceuticals Limited, Mr. Banerjee's principal occupation is acting as the President of Cadila.

d.	Convictions
During the last five years, none of the Cadila Entities, the IRM Trust, Dr. Modi or Mr. Banerjee, or, to their knowledge, any of the directors or executive officers of the Cadila Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

e.	Civil Judgments
During the last five years, none of the Cadila Entities, the IRM Trust, Dr. Modi or Mr. Banerjee, or, to their knowledge, any of the directors or executive officers of the Cadila Entities, is or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship
Satellite Overseas (Holdings) Limited is a private limited company organized under the laws of the Isle of Man.

Cadila Pharmaceuticals Ltd is a public limited company organized under the laws of India.

IRM Trust is a Trust organized under the laws of India.

Dr. Modi is a citizen of India.

Mr. Banerjee is a citizen of India .

Item 3.	Source or Amount of Funds or Other Consideration.

The Shares were acquired directly from the Company as follows:

(i)
25,263,144 Shares on August 31, 2021, upon conversion of 2,105,262 shares of Class A Preferred Stock of the Company originally issued to SOHL in November 2019 in accordance with a stock purchase agreement by Home Treasure Finders, Inc., predecessor to the Company, in exchange for a like number of shares of the common stock of Energy Hunters Resources, Inc. purchased by SOHL September 2016 at a price of $2,000,000. In accordance with the terms of the Series A Preferred, each share converted into 12 shares of Common Stock and

(ii)
1,000,000 Shares on March 9, 2021, upon contribution to the Company by SOHL of the total principal, interest and accrued fees ($1,942,500.00) under a $3,000,000 12% Senior Secured Promissory Note originally issued by the Company to SOHL on March 31, 2017.

Item 4.	Purpose of Transaction.

SOHL acquired the Shares for investment purposes. One or more of the reporting persons filing this Schedule may determine to purchase additional shares of the Company's Common Stock or other securities in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. One or more of the reporting persons could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. Except as set forth above, the Cadila Entities, the IRM Trust, Dr. Modi and Mr. Banerjee have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)          SOHL is the beneficial owner of the Shares, which constitute 23.8% of the Company's outstanding Common Stock, as of September 8, 2021, based upon 110,451,684 total shares which, the Reporting Persons have been advised by the Company, is the number of shares of Common Stock then outstanding. Dr. Modi and Mr. Banerjee control the IRM Trust, which may be deemed to control Cadila, which controls SOHL. Thus, all of Dr. Modi, Mr. Banerjee and Cadila may be considered to have beneficial ownership of the Shares.

(b)          SOHL has both voting and investment power with respect to the Shares. However, Dr. Modi and Mr. Banerjee may be deemed to control the !RM Trust, which in tum controls Cadila. Therefore, each of the reporting persons has voting and investment power with respect to the Shares.

(c)          Except for the conversion of Series A Preferred Stock into Shares described elsewhere herein, neither of the Cadila Entities, Dr. Modi or Mr. Banerjee or, to their knowledge, any executive officer or director of the Cadila Entities, has engaged in any transaction in any shares of the Company's Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2021

SATELLITE OVERSEAS (HOLDINGS) LIMITED

By:	* /s/ Rajiv I. Modi
	Name:	Dr. Rajiv I. Modi, Ph. D
	Title:	Director

CADILA PHARMACEUTICALS LIMITED

By:	* /s/ Rajiv I. Modi
	Name:	Dr. Rajiv I. Modi, Ph. D
	Title:	Chairman & Managing Director

IRM TRUST

By:	* /s/ Rajiv I. Modi
Dr. Rajiv I. Modi, Ph. D
Trustee

/s/ Amitabha Banerjee
Mr. Amitabha Banerjee
Trustee

Annex A
To Schedule 13D

Directors and Executive Officers of Cadila Entities

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each Director and Executive Officer of Satellite Overseas (Holdings) Limited (“SOHL) and Cadila Pharmaceuticals Ltd (“Cadila”).

Name	Position(s) with Reporting Person(s)	Other Present Principal Occupation or Employment	Citizenship
Dr. Rajiv I. Modi	Chairman and Managing Director, Cadila and Director, SOHL		India

Maj. Gen. Daya Nand Khurana	Independent Director, Cadila		India

Mr. Pradip Navin Khandwalla	Director, Cadila		India

Mr. Amitava Mukherjee	Independent Director, Cadila		India

Mr. Girdhar Prem Balwani	Independent Director, Cadila		India

Mrs. Pratima Ram	Independent Director, Cadila		India

Mr. Jaswinder Matharu	Director, Cadila		USA

Dr. Ajit Singh	Director, Cadila		USA

Dr. Abhijat Chandrakant Sheth	Director, Cadila		India

Mr. Ramesh Ratilal Choksi	Whole Time Director, Cadila		India

Mr. Vinod Jain	Chief Financial Officer, Cadila		India

Mr. Amitabha Banerjee	President, Cadila and Director, SOHL		India

Mr. Simon Paul Lees	Director, SOHL		Isle of Man

Mrs. Maria Lourdes Rivas Mingorance	Director, SOHL		Isle of Man